DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

April 5, 2023

VIA EDGAR

Ms. Mara Ransom

Mr. Donald Field

Mr. Joel Parker

Mr. Scott Stringer

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DiDi Global Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on May 2, 2022
File No. 001-40541

Dear Ms. Ransom, Mr. Field, Mr. Parker and Mr. Stringer,

This letter sets forth the Company’s responses to the comments contained in the letter dated March 22, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 2

1.	We note your response to comment 4. Specifically, we note your indication that on January 16, 2023, as approved by the Cybersecurity Review Office, the company has resumed DiDi Chuxing’s registration of new users. Clarify whether this also results in the restoration to app stores of the 26 apps you are operating in China. If not, explain why not and any additional steps necessary for restoration. Also, revise to clarify whether the January 16, 2023 approval reflects the culmination and closure of the review by the Cybersecurity Review Office and, if not, what additional actions remain for you or the Office. Make similar revisions to your risk factor entitled “We have been subject to cybersecurity review...,” which appears on page 15.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 5, 2023

The Company respectfully advises the Staff that the approval of resumption of Didi Chuxing’s registration of new users by Cybersecurity Review Office enables the Company to apply to app stores for restoration of all 26 apps that it operated in mainland China before the take-down. As the Company has discontinued certain inactive apps, the Company only applied to app stores for restoration of the apps that still remain in operation and currently does not plan to restore the discontinued apps. The Company has resumed new user registration, its active apps have been restored to app stores and Company will continue to monitor and comply with the relevant statutes and regulations on cybersecurity.

Since the Company has resumed new user registration and its active apps have been restored to app stores, the Company will update its annual risk factor disclosure as follows:

1.	The first risk factor under Risks Relating to Our Business and Industry on page 15 in the 2021 Form 20-F (“We have been subject to cybersecurity review and rectification measures in China. We have been required to suspend new user registration in China and 26 of the apps we are operating in China have been taken down from app stores.”) will not be included.

2.	Additional paragraphs will be included in what was the second risk factor under Risks Relating to Our Business and Industry on page 15 in the 2021 Form 20-F (“New cybersecurity and data security measures and regulations could impose further restrictions on our business, cause us to incur significant expenses for compliance, and expose us to new legal risks.”), which will become the first risk factor in that section. In particular, what was the last paragraph on page 17 in the 2021 Form 20-F will be supplemented as follows (with the added language underlined):

Page 17:

“We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Changes in existing laws or regulations or adoption of new laws and regulations relating to cybersecurity and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost to us of providing our service offerings, require significant changes to our operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 5, 2023

The regulatory authorities have the power, based on statutes and regulations, to carry out inspections or cybersecurity reviews of us. If any of our behavior has violated statutes or regulations, we may incur heavy fines or negative publicity, and we may need to change our business practices, which may increase our expenses and materially affect our business, prospects, financial condition and operational results. For example, in accordance with the requirements of the PRC Cybersecurity Law, a cyberspace operator or cyberspace product or service provider which infringes upon the legal rights of individuals’ personal information in violation of the relevant provisions under the Cybersecurity Law may be ordered by a competent authority to make rectifications, and depending on the seriousness of the case, it may be subject to warnings, confiscation of illegal gains, and/or monetary fines. In serious cases, the competent authorities may require us to suspend operations, shut down our websites and apps or revoke our business permits and licenses.

We were subject to cybersecurity review in China. See “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more details. In addition, if in the future, we are subject to business restrictions resulting from new regulatory reviews, or if we violate any PRC statutes or regulations and incur any penalty or punishment, the growth or use of our platform in China may decline, which would have a material adverse effect on our company’s business, financial condition, operations and prospects.”

As indicated in the last paragraph above, the information about the measures that had been taken under the cybersecurity review and rectification measures, which are the same as the “Update on Cybersecurity Review and Rectification” in the Company’s response in the Company’s letter dated February 13, 2023 to comment 4 from the Staff contained in the Staff’s letter dated December 22, 2022, will still be disclosed in the future annual report, in the Legal and Administrative Proceedings section, so that the disclosure will still be easily available for investors to consult. The Company will also include the additional paragraphs about the resumption of its active apps to app stores in this section.

*      *      *

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

April 5, 2023

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (10) 8304-3181 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Will Wei Cheng
Will Wei Cheng
Chief Executive Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

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